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                                                               Page 1 of 7 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                          North American Vaccine, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

   Charles-A. Tessier, Vice-President, Legal Affairs and General Counsel
              BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                July 21, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 657-201-109                                         Page 2 of 7 pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BIOCHEM PHARMA INC.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                   / /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


Laval, Quebec, Canada
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           15,040,704
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    15,040,704
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,040,704
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /
     n/a
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 7 Pages
Item 1.  Security and Issuer.

         This Amendment relates to the common stock, no par value (the "Common Stock") of North American Vaccine, Inc. (the "Company"), 12103 Indian Creek Court, Beltsville, Maryland, U.S.A. 20705.


Item 2.  Identity and Background.

         This Amendment is being filed by BioChem Pharma Inc. ("BioChem"). BioChem is a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada. BioChem has specialized since 1986 in the research, development, manufacture and sale of products for the diagnosis, treatment and prevention of human diseases. The principal executive offices of BioChem are at 275 Armand-Frappier Boulevard, Laval, Quebec, H7V 4A7 and its telephone number is (450) 681-1744.

         A list of BioChem's Directors and Executive Officers is included as
Exhibit 5 to this Amendment.

         Neither BioChem, nor, to the best of BioChem's knowledge, any of BioChem's Directors or Executive officers has during the last five years, or at any time prior thereto: (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its having been or being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 1, 1999, BioChem executed an Agreement (the "Agreement"), whereby BioChem agreed to provide an unsecured guaranty (the "Guaranty") for a line of credit (the "Line of Credit") that the Company was seeking to secure from Royal Bank of Canada. In consideration of BioChem's agreement to provide the Guaranty, the Company has agreed to grant BioChem warrants (each a "Warrant" and collectively, the "Warrants") to purchase up to 750,000 shares of the Company's Common Stock (the "Warrant Shares") at an exercise price of $5.14 per share, subject to adjustment. The Company will issue the Warrants to BioChem as follows: for each U.S. $1 million (or fraction thereof) of principal amount drawn by the Company under the Line of Credit, the Company shall issue to BioChem a Warrant to purchase 125,000 shares of the Company's Common Stock. Each Warrant will be exercisable immediately upon issuance by the Company.

     As of the date hereof, the Company has issued 250,000 Warrants to BioChem. BioChem expects to use its working capital to fund the purchase of any Warrant Shares upon grant and exercise of any Warrants.



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                                                              Page 4 of 7 Pages

Item 4.  Purpose of Transaction

         BioChem intends to maintain its interests in the securities of the Company (including the Notes (as defined below)) as an investment. BioChem may acquire additional shares of Common Stock or other securities of the Company (subject to availability of such securities at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, BioChem reserves the right to dispose of some or all of its shares of the Company's Common Stock (including any obtained upon conversion of the Notes or exercise of the Options (as defined below) or Warrants) in the open market or in privately negotiated transactions or otherwise depending upon the courses of action that BioChem or the Company pursues, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by BioChem with respect to the shares of the Company's Common Stock, it should be noted that possible activities of BioChem are subject to change at any time.

         Except as otherwise stated herein, BioChem has no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) BioChem owns 11,179,114 shares of the Company's Common Stock, 1,000,000 shares of the Company's Class A Preferred Stock, options to purchase 57,812 shares of the Company's Common Stock (the "Options"), $9,000,000 principal amount of the Company's 4.5% convertible secured notes due 2003 (the "Notes") which are convertible into the Company's Common Stock. Assuming grant and exercise of all the Warrants BioChem would beneficially own an aggregate amount of 15,040,704 of the Company's Common Stock representing 41.6% of the Company's Common Stock.

         (b) The amount disclosed includes 1,000,000 shares of the Company's Class A Preferred Stock which are convertible into 2,000,000 shares of the Company's Common Stock, 57,812 shares of the Company's Common Stock which may be purchased upon the exercise of stock options currently exercisable,
1,053,778 shares of the Company's Common Stock into which the Notes are currently convertible and 750,000 of the Warrant Shares. BioChem disclaims beneficial ownership of 500,000 of the Warrant Shares until the relevant Warrants are granted and become exercisable.
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                                                              Page 5 of 7 Pages

         (c) BioChem has sole and exclusive voting and dispositive power with respect to all shares of the Company's Common Stock and Class A Preferred Stock.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With respect to Securities of the Issuer.

         No change from the Schedule 13D as originally filed and subsequently amended except as set forth below.

         The Company has agreed to include the Warrant Shares in the definition of "Registrable Securities" as that term is defined in Schedule 4 to the Share Purchase Agreement by and between the Company and BioChem dated January 17, 1990, as amended (the "Share Purchase Agreement"). Therefore, the Warrant Shares shall be subject to all terms and conditions of BioChem's registration rights as specified in Section One of Schedule 4 to the Share Purchase Agreement.

         The description of the agreements contained herein is not intended to be complete and is qualified in its entirety by reference to such agreements which are attached hereto as Exhibits 1 through 4 and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

         1. Agreement, dated July 1, 1999, by and between the Company and BioChem, regarding the provision of the Guaranty and the granting of the Warrants.

         2. Form of Guaranty, in favor of Royal Bank of Canada regarding the Line of Credit.

         3.       Form of Warrant (Contained in Exhibit 1).

         4.a Share Purchase Agreement dated January 17, 1990 by and between the Company and BioChem.

         4.b Amendment to Share Purchase Agreement dated as of January 8, 1998 between the Company and BioChem.

         5.       List of BioChem's Directors and Executive Officers

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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  BIOCHEM PHARMA INC.

                                              By: /s/ Charles-A. Tessier
                                                  -----------------------------
                                                  Charles-A. Tessier
                                                  Vice-President, Legal Affairs
                                                  and General Counsel


Dated: July 27, 1999
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                                  EXHIBIT INDEX


         1. Agreement, dated July 1, 1999, by and between the Company and BioChem, regarding the provision of the Guaranty and the granting of the Warrants.

         2. Form of Guaranty, in favor of Royal Bank of Canada regarding the Line of Credit.

         3.       Form of Warrant (Contained in Exhibit 1).

         4.a Share Purchase Agreement dated January 17, 1990 by and between the Company and BioChem.

         4.b Amendment to Share Purchase Agreement dated as of January 8, 1998 between the Company and BioChem.

         5.       List of BioChem's Directors and Executive Officers.